May 8, 2013	News Release 13-12
SILVER STANDARD REPORTS FIRST QUARTER 2013 RESULTS
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) reports consolidated financial results for the first quarter ended March 31, 2013 and for other corporate activities.

“Silver Standard continued delivering on its commitments by producing at Pirquitas as planned and advancing key permitting, land access and construction activities at Pitarrilla,” said John Smith, President and CEO.  “We successfully raised capital in the quarter to strengthen the balance sheet and will seek opportunities inside Silver Standard to preserve cash, protect margins and surface long term value for our shareholders.”

First Quarter 2013 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪	Reported consistent financial performance: Generated sales revenue of $49.1 million from sales of 2.0 million ounces of silver. Reported cash costs of $14.64 per ounce of silver sold.

▪	Delivered at Pirquitas: Produced 2.0 million ounces of silver, in line with plan for the quarter. Milled 4,402 tonnes per day, on average, 10% above nominal design.

▪
Bolstered the balance sheet: Increased cash and equivalents to $461.8 million from $366.9 million at December 31, 2012. Completed a $265 million offering of convertible notes, the partial proceeds of which were used to repurchase $138 million of convertible notes on March 1, 2013.

▪
Advanced the exploration program: Planned a 7,000 meter drill program at the Pirquitas mine, targeting geophysical anomalies previously defined by gravity surveying and surface mapping. We also signed a property option agreement with Prospero Silver Corp. to earn a 51% interest in the San Luis del Cordero property in Mexico.

▪	Progressed Pitarrilla with pre-construction activities: Advanced the legal process to secure the remaining surface access rights and continued the environmental permitting process.

Pirquitas Mine, Argentina
Summary Mine Operating Statistics (1)

		Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013
Total material mined	Kt	4,297	4,483	4,333	4,415	4,210
Ore milled	Kt	416	386	404	417	396
Silver mill feed grade	g/t	221	219	214	212	207
Zinc mill feed grade	%	0.97	0.66	0.65	0.67	0.92
Silver recovery	%	77.3	74.5	77.7	79.9	76.3
Zinc recovery	%	37.2	35.3	38.8	41.7	41.1
Silver produced	'000 oz	2,172	2,021	2,163	2,268	2,017
Zinc produced	'000 lbs	3,297	1,907	2,256	2,615	3,323
Silver sold	'000 oz	1,536	1,859	2,770	3,218	2,018
Zinc sold	'000 lbs	1,791	1,791	2,152	2,731	2,147
Realized silver price	US$/oz	32.20	30.06	29.37	32.69	30.68
Cost of inventory (2)	US$/oz	15.08	13.76	14.21	12.84	11.43
Cash costs (2)	US$/oz	19.23	17.64	18.54	16.95	14.64
Total costs (2)	US$/oz	28.47	24.60	25.38	24.66	21.11

(1)	The Company reports non-GAAP cash and total costs per ounce of silver produced to manage and evaluate operating performance at the Pirquitas mine. See 'Cautionary Note Regarding Non-GAAP Measures'.

(2)	Information for 2012 has been restated for IFRIC 20 - Stripping costs in the Production Phase of a Surface Mine (see section 14 of the Management's Discussion and Analysis).

Mine production

Mine production at Pirquitas continues to demonstrate consistency with the fifth consecutive quarter producing over 2.0 million ounces of silver.

The Pirquitas mine produced 2.0 million ounces of silver during the first quarter of 2013, in line with plan, however down from the 2.3 million ounces in the fourth quarter of 2012 because of planned pit transitioning. This change impacted tonnage through the mill and silver recoveries in the plant. The mine also produced 3.3 million pounds of zinc in the first quarter, a 27% increase relative to the fourth quarter of 2012, reflecting higher zinc grades as we mined more of the zinc-rich Potosi area of the San Miguel open pit.

During the quarter, 396,000 tonnes of ore were processed, which was marginally down compared to the 417,000 tonnes in the fourth quarter of 2012. However, average milling rates in the first quarter of 2013 of 4,402 tonnes per day were slightly below the 4,531 tonnes per day in the fourth quarter, the lower total ore tonnes processed were a result of fewer operating days in the first quarter of 2013.

Ore milled during the first quarter of 2013 contained an average silver grade of 207 g/t and an average silver recovery of 76.3% was achieved, lower than the average silver grade of 212 g/t and recovery of 79.9% achieved in the fourth quarter of 2012. Silver recovery was lower than the prior quarter mainly due to more oxidized and transitional ore in the mill feed. As Phase 2 of the San Miguel open-pit deepens, the proportion of oxide and transitional ore in the mill feed is expected to decrease.

Mine operating costs

Cash costs per ounce and total cost per ounce are non-GAAP financial measures. See "Cautionary Note Regarding Non-GAAP Measures."

Cash costs, which include cost of inventory, treatment and refining costs, freight and transportation, and by-product credits, were $14.64 per payable ounce of silver in the first quarter of 2013 compared to $16.95 per payable ounce of silver in the fourth quarter of 2012 and $19.23 per payable ounce of silver in the first quarter of 2012. The decline in cash costs was primarily as a result of the adoption of IFRIC 20 - Stripping costs in the Production Phase of a Surface Mine. The impact of IFRIC 20 on our cash costs per ounce commenced January 1, 2012. As a result of the adoption of this new standard, mining costs were removed from stockpile inventory and capitalized as a Stripping Activity Asset ("SAA"). Inventory sold in the first quarter of 2012 was at a higher per unit cost as the majority of concentrate sold included previously incurred stripping costs. As we progressed through 2012 and into the first quarter of 2013, the effect of capitalizing stripping costs started to reduce the weighted average cost of finished goods inventory and hence reduce cost of inventory on a per ounce basis. In addition to the impact of IFRIC 20, cash costs in the first quarter of 2013 benefited on a per ounce basis as a result of more favorable sales terms and lower silver prices that reduced price participation costs compared to the first quarter of 2012.

Total costs, which include export duties, depreciation, depletion and amortization, were $21.11 per payable ounce in the first quarter of 2013 compared to $24.66 per payable ounce in the fourth quarter of 2012 and $28.47 in the first quarter of 2012. The incremental cost per ounce of depreciation and export duties on silver concentrate was $6.47 in the first quarter of 2013 compared to $7.71 in the fourth quarter of 2012. This reduction is largely due to the aforementioned impact of adopting IFRIC 20.

Exploration

During the first quarter of 2013, we planned a 7,000 meter drill program mainly targeting gravity-defined geophysical anomalies east of the San Miguel open-pit, which were identified through work completed in 2012.

In 2012, we completed an extensive diamond drill program of 142 holes for a total of approximately 53,000 meters. The drilling program was extended beyond the planned campaign following positive results which showed the presence of potentially economic silver-zinc mineralization about 500 meters north of the San Miguel open-pit at what is referred to as the Cortaderas target area. An updated Mineral Resources model was completed and as of December 31, 2012 the Cortaderas target area is estimated to contain 3.6 million tonnes of Indicated Mineral Resources containing 137 g/t silver at a silver cut-off grade of 50 g/t and 2.7 million tonnes of Inferred Mineral Resources containing 162 g/t at a silver cut-off grade of 50 g/t.

Following this updated Mineral Resources model, we initiated a PEA focused on the Cortaderas resources to assess the economic opportunity at this location.

The Mineral Resources estimate was prepared by Jeremy D. Vincent B.Sc (Hons), P.Geo, in accordance with the standards of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the definition standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). For a complete description of the key assumptions, parameters and methods used to estimate the Mineral Resources, please refer to the technical report dated December 23, 2011 and entitled “NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina”.

Outlook

This section of the news release provides management's production and cost estimates for the remainder of 2013. Major capital, exploration and development expenditures are also discussed. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in this news release.

At the Pirquitas mine, we expect to produce and sell between 8.2 and 8.5 million ounces of silver and produce over 20 million pounds of zinc in 2013. The mine has transitioned from Phase 1 into Phase 2 of the San Miguel open-pit and production is expected to increase in the second half of the year as access to sulfide ore improves.

Ore and stockpile sequencing during the Phase 1 to Phase 2 transition combined with a five-day planned maintenance shut-down is expected to result in similar production levels in the second quarter as compared to the first quarter, approximately two million ounces of silver.

We have a continual cost management process at our Pirquitas mine to counter inflation in Argentina. We have also commenced a formal restructuring investigation at Pirquitas aimed at rebasing the business and costs to a sustainable position given prevailing silver prices.  This process addresses both optimizing production and reducing costs.  Changes will be substantially implemented through the second and third quarters of this year.  When further information is available we will re-forecast our cash cost guidance which anticipated cash costs to average between $17.00 and $18.50 per silver ounce.

In addition, our exploration program is being examined to reduce expenditures, corporate overhead reductions are being instigated and the timing of development capital spend reassessed.  Our priority is to be disciplined around our investment activities and drive the margin within our operating cash-flow.  Planning of activities and revised forecasts, if applicable, will be completed in the second quarter and reflected in the outlook guidance in our second quarter report.

Financial Results

Mine Operations

▪
Revenues were $49.1 million in the first quarter of 2013, versus $38.4 million in the quarter ended March 31, 2012. Cost of sales was $34.6 million, including $9.1 million non-cash depletion, depreciation and amortization, in the quarter ended March 31, 2013. This compares to a cost of sales of $32.0 million and non-cash depletion, depreciation and amortization of $8.6 million in the quarter ended March 31, 2012.

▪	Income from mine operations was $14.4 million in the first quarter of 2013, compared to $6.4 million in the first quarter of 2012.

Net Income

▪	Net loss of $4.6 million, or $0.06 per share, in the quarter ended March 31, 2013, compared to net loss of $1.0 million, or $0.01 per share, in the quarter ended March 31, 2012.

Liquidity

▪
Cash and cash equivalents were $461.8 million at March 31, 2013, compared to $366.9 million as of December 31, 2012. Working capital was $588.2 million at March 31, 2013, compared to $350.9 million at December 31, 2012.

Selected Financial Data (1)
(US$000's, except per share amounts)

This summary of selected financial data should be read in conjunction with the Management Discussion and Analysis of the Financial Position and Results of Operations, the unaudited consolidated interim financial statements for the three months ended March 31, 2013 and March 31, 2012, and the audited consolidated financial statements for the year ended December 31, 2012.

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012 (restated)
Revenue	49,062	38,406
Income from mine operations	14,438	6,358
Operating income (loss)	8,994	(1,011)
Net loss of the period	(4,559)	(1,039)
Basic loss per share	(0.06)	(0.01)
Cash generated by (used in) operating activities	4,404	(12,379)
Cash used in investing activities	(27,665)	(23,969)
Cash generated by financing activities	118,160	587

Financial Position	March 31, 2013	December 31, 2012 (restated)
Cash and cash equivalents	461,846	366,947
Current assets - total	656,688	565,724
Current liabilities - total	68,510	214,812
Working capital	588,178	350,912
Total assets	1,426,245	1,324,685

(1)	Information for 2012 has been restated for IFRIC 20 - Stripping costs in the Production Phase of a Surface Mine (see section 14 of the Management's Discussion and Analysis).

Principal Projects

Pitarrilla, Mexico

A total of $2.1 million was spent during the three months ended March 31, 2013 at the wholly-owned Pitarrilla project located in the State of Durango, Mexico compared to $5.5 million in the three months ended March 31, 2012.

During the three months ended March 31, 2013, we continued to progress towards a construction decision and focused efforts on the following:

▪	Advancing pre-construction activities including access road work, telecommunications tower, landfill and exploration activities for additional water sources.

▪	Legal processes to secure the remaining surface access rights.

▪	Finalized project scope for the Environmental Impact Statement ("MIA") to be filed in the second quarter of 2013.

▪	Technical discussions and options with potential suppliers of mobile equipment.

▪	Discussions with potential partners.

Pitarrilla is located approximately 160 kilometres north-northwest of the city of Durango. Pitarrilla is expected to be one of the largest silver mines in Mexico, producing an estimated 333 million ounces of silver, 582 million pounds of lead and 1,669 million pounds of zinc over a 32-year project life as outlined in the technical report dated December 14, 2012 and entitled “NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico” (the “2012 Pitarrilla Technical Report”).

The deposit is estimated to comprise Probable Mineral Reserves of 157 million tonnes containing 479 million ounces of silver at an average grade of 95.1 g/t silver, 1,014 million pounds of lead at an average grade of 0.29% lead and 2,722 million pounds of zinc at an average grade of 0.79% zinc, and Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) of 260 million tonnes containing 695 million ounces of silver at an average grade of 82.99 g/t silver, 1,815 million pounds of lead at an average grade of 0.32% lead and 4,146 million pounds of zinc at an average grade of 0.72% zinc, all using a 30 grams per tonne silver cut-off. The Mineral Resources and Mineral Reserves estimates were prepared respectively by Jeremy Vincent B.Sc (Hons), P.Geo and by Andrew W. Sharp, B.Eng., FAus IMM and presented in the 2012 Pitarrilla Technical Report, in accordance with the standards of NI 43-101 and the definition standards of the CIM.

San Luis, Peru

A total of $1.4 million was spent during the three months ended March 31, 2013 at the wholly-owned San Luis project in Peru compared to $1.6 million in the three months ended March 31, 2012.

We continue to negotiate with the Ecash community in order to reach alignment on a benefits and surface use agreement over the remaining surface rights required for the project. The Ecash agreement remains a key milestone for us to proceed with the project. The completion of this land access agreement will enable permit applications to be submitted and a development decision to be made.

Subsequent to the quarter we received approval to enable exploratory drilling at the BP Zone. We are currently completing an examination of exploration expenditures. An execution of the BP Zone program is dependent upon the outcome of our review.

The San Luis project comprises Proven and Probable Mineral Reserves of approximately 0.5 million tonnes containing 7.2 million ounces of silver at an average grade of 446 g/t silver and 290,000 ounces of gold at an average grade of 18 g/t gold within the Ayelén vein, with other identified veins on the 35,000 hectare property requiring further exploration. The Mineral Reserve estimate for the San Luis project was prepared by Steve L. Milne, P.E of Tucson, USA and presented in a technical report dated June 4, 2010 and entitled "Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru", in accordance with the standard of the Canadian NI 43-101 and the definition standards of the CIM.

Other Exploration Projects

In the quarter we completed drill programs at the San Patricio (Parral, Mexico) and Saddleback (New Mexico & Arizona, USA) properties, with about 1,750 meters drilled at San Patricio and 2,050 meters at Saddleback. Both properties cover quartz vein systems that host epithermal silver and gold mineralization. No economically important intersections were obtained in the Saddleback drillholes; however, a number of the holes at San Patricio intersected significant silver mineralization, including a 23 meter long intercept in hole SPD-01 that averages 132 g/t silver and was followed by another interval of 29 meters grading 107 g/t silver. We are evaluating the results of both programs to determine future exploration on the properties.

In March, we entered into a property option agreement with respect to the San Luis del Cordero property in Durango, Mexico.  Under the terms of the agreement, we have the option to earn a 51% interest in the property by drilling a minimum of 4,000 meters within the first year, making total cash payments of $1.55 million, and incurring exploration expenditures totaling $3.5 million over the three-year term of the agreement.  We initiated our field programs in the first quarter and expect to start drilling on the property in the second half of 2013.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with Silver Standard's Consolidated Financial Statements and Management's Discussion and Analysis of the Financial Position and Results of Operations for the Quarter Ended March 31, 2013 as filed with the Canadian Securities Regulators and available at www.sedar.com or our website at www.silverstandard.com.

▪	Conference call and webcast: Thursday, May 9, 2013, at 11:00 a.m. EST.

Toll-free in North America:     (888) 429-4600
All other callers:     (970) 315-0481

Webcast:	http://ir.silverstandard.com/events.cfm

▪	The conference call will be archived and available at www.silverstandard.com.
Audio replay will be available for one week by calling:

Toll-free in North America:     (855) 859-2056, replay conference ID 27383426
All other callers:     (404) 537-3406, replay conference ID 27383426

SOURCE: Silver Standard Resources Inc.
Contact:

Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
All others: (604) 689-3846
E-Mail: invest@silverstandard.com

Cautionary Note Regarding Forward-Looking Statements:
Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might,” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of silver and other metals; future cost of inventory and cash costs per ounce of silver; the price of silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver and other payable metal produced by us; timing of production and the cash and total costs of production at the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including: future sales of the metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production and cost estimates for the Pirquitas mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; inability to replace Mineral Reserves; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium Resources Inc. (“Pretium”), including the price of and market for Pretium's common shares; counterparty and market risks related to the sale of our concentrates; political instability and unexpected regulatory change; potential export tax on production from the Pirquitas mine; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; our revenue being derived from a single operation; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; governmental regulations, including environmental regulations; non-compliance with anti-corruption laws; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; currency fluctuations; competition for mining services and equipment; competition in the mining industry for properties, qualified personnel and management; shortage or poor quality of equipment or supplies; our ability to attract and retain qualified management to grow our business; compliance with the requirements of the Sarbanes-Oxley Act; our adoption of IFRIC 20; tightened controls over the VAT collection process in Argentina; increased regulatory compliance costs related to the Dodd-Frank Act; conflicts of interest that could arise from some of our directors' and officers' involvement with other natural resource companies; claims and legal proceedings; potential difficulty in enforcing judgments or bringing actions against us or our directors or officers outside Canada and the United States; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities.

This list is not exhaustive of the factors that may affect our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of mineral resources and mineral reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner and our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors:

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

Cautionary Note Regarding Non-GAAP Measures:

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under IFRS, including cost of inventory, cash costs and total costs per payable ounce of silver sold and adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.